Earnings Per Share Calculation – LYFE Communications Inc.

	For the Three Months Ended 3/31/2010	For the Three Months Ended 3/31/2009	From Inception Through 3/31/2010
Net Income(/loss) from Continuing Operations (numerator)	$5,837	$(9,304)	$(156,369)
Shares (denominator)	2,980,000	2,980,000	1,502,759
Net loss from Continuing Operations per share amount	$0.0020	$(0.0031)	$(0.10405)

Net Income(/loss) from Discontinued Operations (numerator)	$ -	$ -	$(32,410)
Shares (denominator)	2,980,000	2,980,000	1,502,759
Net loss from Continuing Operations per share amount	$ -	$	$(0.02157)

Net Income(/loss) (numerator)	$5,837	$(9,304)	$(188,779)
Shares (denominator)	2,980,000	2,980,000	1,502,759
Net Income/ (loss) per share - Basic and Diluted	$0.0020	$(0.0031)	$(0.12562)